SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Babylon Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value $ 0.0000422573245084686 per share

(Title of Class of Securities)

G07031 100

(CUSIP Number)

Ali Parsadoust

1 Knightsbridge Green

London, SW1X 7QA

United Kingdom

+ 44 (0) 20 7100 0762

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Michael Labriola

Wilson Sonsini Goodrich & Rosati, P.C.

1301 Avenue of the Americas, 40th Floor

New York, New York 10019

(212) 453-2842

October 21, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G07031 100

1	NAMES OF REPORTING PERSON Ali Parsadoust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 156,149,592(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 156,149,592(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,149,592(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The aggregate number of Class B Ordinary Shares beneficially owned by the Reporting Person is treated as converted into Class A Ordinary Shares only for the purpose of this line item only. The Class B Ordinary Shares are convertible at the Reporting Person’s option into the Issuer’s Class A Ordinary Shares on a 1-for-1 basis subject to certain restrictions.

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A Ordinary Shares, par value $0.0000422573245084686 per share (“Class A Ordinary Shares”), of Babylon Holdings Limited (the “Issuer”). The principal executive office of the Issuer is located at 1 Knightsbridge Green, London, SW1X 7QA, United Kingdom. The Issuer’s Class A Ordinary Shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “BBLN”.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Ali Parsadoust, referred to herein as the “Reporting Person.”

(b)	The address for the principal business address of the Reporting Person is 1 Knightsbridge Green, London, SW1X 7QA, United Kingdom.

(c)

Reporting Person is serving as the Chief Executive Officer and a member of the Board of Directors of the Issuer. The principal place of business of the Issuer is 1 Knightsbridge Green, London, SW1X 7QA, United Kingdom.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Reporting Person is a natural person and citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

Reporting Person is deemed to beneficially own an aggregate of 156,149,592 Class A Ordinary Shares of the Issuer as reflected in this Schedule 13D. The Reporting Person also has an aggregate of 79,637,576 Class B Ordinary Shares of the Issuer, which are convertible at the Reporting Person’s option into the Issuer’s Class A Ordinary Shares on a 1-for-1 basis. The consideration used to acquire beneficial ownership of the Class A Ordinary Shares consisted solely of personal funds.

Reporting Person acquired 76,312,016 Class A Ordinary Shares pursuant to the conversion by their terms on October 21, 2021 of various classes of stock of the Issuer acquired in his capacity as a founder and investor in prior years and converted in connection with that certain Merger Agreement, dated as of June 3, 2021 (the “Merger Agreement”), by and among Alkuri Global Acquisition Corp., Liberty USA Merger Sub, Inc., and certain other parties thereto.

Additionally, Reporting Person purchased 200,000 Class A Ordinary Shares on October 21, 2021 pursuant to a Subscription Agreement by and between the Issuer and certain subscribers, which included Reporting Person, dated as of June 3, 2021, at $10.00 per share.

Item 4. Purpose of Transaction.

The information furnished in Item 3 herein above is incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Reporting Person beneficially owns (i) an aggregate of 76,512,016 Class A Ordinary Shares, which in aggregate represents approximately 23.2% of the Issuer’s issued and outstanding Class A Ordinary Shares, consisting of 330,257,184 shares and (ii) an aggregate of 79,637,576 Class B Ordinary Shares of the Issuer, which in aggregate represents all of the Issuer’s issued and outstanding Class B Ordinary Shares. The Class A Ordinary Shares hold 1 vote per share and the Class B Ordinary Shares hold 15 votes per share. Reporting Person’s Class A Ordinary Shares and Class B Ordinary Shares currently represent approximately 83.4% of the voting power of Issuer’s outstanding capital stock.

The Class B Ordinary Shares are convertible at the Reporting Person’s option into the Issuer’s Class A Ordinary Shares on a 1-for-1 basis, subject to certain restrictions.

(b) Reporting Person has sole voting and sole dispositive power over (i) 76,512,016 Class A Ordinary Shares of the Issuer and (ii) an aggregate of 79,637,576 Class B Ordinary Shares of the Issuer. Reporting Person’s Class A Ordinary Shares and Class B Ordinary Shares currently represent approximately 83.4% of the voting power of Issuer’s outstanding capital stock.

(c) Other than the acquisition of the shares as reported herein, and as described under Item 4, Reporting Person has not effected any other transactions in the shares of the Issuer during the past 60 days.

(d) To the best knowledge of Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the (i) 76,512,016 Class A Ordinary Shares of the Issuer and (ii) 79,637,576 Class B Ordinary Shares of the Issuer reported in Item 5(a).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information furnished in Item 3 is incorporated into this Item 6 by reference.

Pursuant to the Merger Agreement, 38,800,000 of Class B Ordinary Shares of the Issuer held by the Reporting Person are subject to restrictions if and until milestones based on the achievement of certain price targets of Issuer’s Class A Ordinary Shares are met. Such shares will, in four equal portions, be subject to pricing milestones at $12.50, $15.00, $17.50 and $20.00 per share. The release of applicable restrictions placed on such shares will occur, subject to certain procedural requirements, if (i) after nine months following October 21, 2021, the price per share of Issuer’s Class A Ordinary Shares equals or exceeds the applicable milestone price per share for twenty (20) of any thirty (30) consecutive trading days on the New York Stock Exchange or (ii) the Issuer consummates a transaction which results in all the stockholders of the Issuer having the right to exchange all of their shares for cash, securities or other property having a value equaling or exceeding the applicable milestone price. In the event such milestones are not met, all of the shares for which the applicable milestone has not been met will be automatically converted into redeemable shares of the Issuer which the Issuer can redeem for $1.00.

Item 7. Material to be Filed as Exhibits.

The Merger Agreement is incorporated in this filing by reference to Annex A to the Registration Statement on Form F-4 (Registration No. 333-257694) filed by the Issuer on July 2, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2021

Ali Parsadoust

By:	/s/ Ali Parsadoust
Name:	Ali Parsadoust